Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Thousands, Except Ratios)

	Twelve months	Twelve months	Twelve months	Six months	Six months
	Ended	Ended	Ended	Ended	Ended
	June 30,	December 31,	December 31,	June 30,	June 30,
	2011	2010	2009	2011	2010
Earnings: (1)
Net income	$117,158	$123,854	$107,428	$64,915	$71,611
Income taxes	75,317	77,100	59,244	41,575	43,358
Fixed Charges (See below) (2)	82,013	81,803	80,107	40,990	40,780
Total adjusted earnings	$274,488	$282,757	$246,779	$147,480	$155,749
Fixed charges: (2)
Total interest expense	$81,591	$81,425	$79,203	$40,808	$40,642
Interest component of rents	422	378	904	182	138
Total fixed charges	$82,013	$81,803	$80,107	$40,990	$40,780

Ratio of earnings to fixed charges	3.3	3.5	3.1	3.6	3.8

(1)    For the purposes of computing these ratios, earnings consist of pretax net income before fixed charges.

(2)    Fixed charges consist of total interest, amortization of debt discount, premium and expense, and the estimated portion of interest implicit in rentals.